UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                OCTOBER 18, 2005

                                  ------------

                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

CRUCELL ANNOUNCES THIRD QUARTER 2005 RESULTS

*    STRONG INCREASE IN QUARTER AND YEAR-TO-DATE REVENUES.
*    NEW DEVELOPMENT PROGRAMS IN RABIES AND TUBERCULOSIS.
* FURTHER ADVAC(R)-BASED VACCINE TECHNOLOGY DEVELOPMENT CONTRACTS WITH US PARTNERS.
*    INITIATED THERAPEUTIC PROTEIN PROGRAMS.

LEIDEN, THE NETHERLANDS, OCTOBER 17, 2005 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL) today announced its financial results for the third quarter and for the nine months ended September 30, 2005.

Revenue for the nine months ended September 30, 2005 increased to (euro) 25.5 million (US$ 30.7 million), compared to (euro) 16.1 million (US$ 19.4 million) for the first nine months of last year. The net loss for the first nine months of 2005 decreased to (euro) 12.3 million (US$ 14.9 million) from (euro) 14.6 million (US$ 17.5 million) in the same period last year. Cash and cash equivalents amount to (euro) 111.5 million (US$ 134.4 million) on September 30, 2005.

Crucell's Chief Financial Officer Leonard Kruimer said: "Third quarter service fees for development activities performed on behalf of our partners more than doubled over last year and license revenues increased due to milestone payments. The proceeds of the May private placement also enabled us to invest in new therapeutic protein programs. Excluding the proceeds of the May private placement, our operational cash burn for the full year will be within our guidance of up to (euro) 20 million."

KEY FIGURES THIRD QUARTER AND FIRST NINE MONTHS 2005

((EURO) MILLION, EXCEPT NET LOSS PER SHARE)

                                          %       Q3      YTD       %       YTD
                            Q3 2005  CHANGE     2004     2005  CHANGE      2004
Revenue                         9.5    132%      4.1     25.5     58%      16.1
Net loss                       (3.6)   (35%)    (5.5)   (12.3)   (16%)    (14.6)
Net loss per share
(basic and diluted)           (0.09)   (40%)   (0.15)   (0.31)   (23%)    (0.40)

CASH AND CASH EQUIVALENTS:
September 30, 2005            111.5
December 31, 2004              76.7

OPERATIONAL REVIEW THIRD QUARTER 2005

* RABIES: Crucell announced plans for clinical development of its antibody product against rabies. Phase I clinical testing is planned to begin in late 2006.

* TUBERCULOSIS: Following promising results for the AdVac(R)-based TB vaccine in animal studies, Crucell and Aeras announced the scheduled start of a series of clinical studies in Europe, the US and Africa in 2006.

* ADVAC(R) TECHNOLOGY DEVELOPMENT: Crucell and Harvard Medical School were awarded a US$ 19.2 million ((euro) 15.9 million) grant from the US National Institutes of Health (NIH) to develop new adenovirus vector-based vaccines against HIV/AIDS.

     Crucell also signed a Cooperative Research and Development Agreement (CRADA) with the Naval Medical Research Center of the US Navy to construct AdVac(R)-based vaccines against anthrax and plague.

* SENTERNOVEM GRANT: Crucell received a grant of up to (euro) 2 Million from the Dutch Ministry of Economic Affairs. The grant supports a collaborative effort aimed at applying Crucell's MAbstract(R) technology to the discovery of antibodies to assist in the future development of new medicines against antibiotic-resistant bacteria.

* LICENSING: New PER.C6(R) licensing deals were secured by the Crucell-DSM alliance with Symphogen and Chiron.

* BUSINESS DEVELOPMENT: Crucell appointed Biott and Pharma&Soft as agents in Japan and South Korea respectively to further develop technology licensing in Asia.


DETAILS OF THE FINANCIAL RESULTS

THIRD QUARTER

REVENUE

Crucell's revenues for the third quarter of 2005 were (euro) 9.5 million (US$
11.4 million), compared to (euro) 4.1 million (US$ 4.9 million) in the same quarter last year. Strong revenue gains were achieved across the board in license revenues, service fees and government grants. License revenue in the third quarter 2005 amounted to (euro) 4.3 million (US$ 5.2 million). License revenue consisted of initial payments from new contracts as well as annual and other payments on existing contracts. Subsequent to the quarter's close, Crucell received a milestone payment from sanofi-aventis and an option exercise fee from Merck & Co, Inc. for a Hepatitis C (HCV) vaccine. These payments were recognized in the third quarter revenue.

Service fees amounted to (euro) 3.9 million (US$ 4.7 million), compared to
(euro) 1.6 million (US$ 1.9 million) in the third quarter of 2004. Service fees represent revenues for product development activities performed under contracts with partners and licensees. Third quarter fees primarily included revenues billed to the NIH. Government grants and other revenues amounted to (euro) 1.3 million (US$ 1.6 million), up from (euro) 0.6 million (US$ 0.7 million) in the same quarter last year.

RESULTS

The Company reported a net loss for the third quarter 2005 of (euro) 3.6 million (US$ 4.4 million), or (euro) 0.09 net loss per share (US$ 0.11). This compares to a net loss of (euro) 5.5 million (US$ 6.6 million), or (euro) 0.15 net loss per share (US$ 0.18) for the third quarter 2004.

Total costs and expenses increased 39% over the same quarter last year, reflecting the stepping up of development activity. Total research and development (R&D) expenses in the third quarter 2005 were (euro) 8.4 million (US$ 10.2 million), compared to a figure of (euro) 4.4 million (US$ 5.3 million) in the third quarter of 2004, reflecting increased activity in product development. Cost of service fees were (euro) 1.5 million (US$ 1.8 million) for the quarter, compared to (euro) 1.6 million (US$ 1.9 million) last year.

Selling, general and administrative (SGA) expenses for the third quarter 2005 were (euro) 3.0 million (US$ 3.6 million), compared to (euro) 2.6 million (US$
3.2 million) for the same quarter in 2004.

YEAR TO DATE

REVENUE

Crucell's revenues for the first nine months of 2005 amounted to (euro) 25.5 million (US$ 30.7 million), up 58% on the (euro) 16.1 million (US$ 19.4 million) recorded in the same period of 2004. License revenues in the first nine months were (euro) 12.6 million (US$ 15.2 million) compared to (euro) 9.8 million (US$
11.8 million) last year. New issuance fees and recognition of deferred revenues on existing contracts accounted for the increase in revenues.

Service fees amounted to (euro) 9.0 million (US$ 10.8 million) for the first three quarters of 2005 compared to (euro) 3.7 million (US$ 4.5 million) for the same period in 2004 reflecting billed development activities for partners.

Government grants and other revenues of (euro) 3.9 million (US$ 4.7 million) for the first nine months of 2005 compare with (euro) 2.6 million (US$ 3.1 million) for the same period in 2004.

Crucell seeks to increase revenues from year to year. The Company has in the past experienced significant fluctuations in quarterly revenues and expects to continue to experience such fluctuations in the future.

RESULTS

The net loss for the first nine months of 2005 was (euro) 12.3 million (US$ 14.9 million), or (euro) 0.31 net loss per share (US$ 0.37), a decrease of 16% compared to the net loss of (euro) 14.6 million (US$ 17.5 million), or (euro)
0.40 net loss per share (US$ 0.48) for the first nine months of 2004.

Total research and development expenses in the first nine months of 2005 were
(euro) 22.0 million (US$ 26.5 million), compared to (euro) 15.3 million (US$
18.4 million) in the same period of 2004. Cost of service fees were (euro) 5.6 million (US$ 6.7 million) compared to (euro) 3.2 million (US$ 3.8 million) in the first three quarters of 2004, reflecting the strong increase in service fees year on year.

Selling, general and administrative (SGA) expenses for the first nine months of 2005 were (euro) 8.6 million (US$ 10.3 million), a decrease from the (euro) 10.3 million (US$ 12.5 million) in the same period last year. This is due to a reduction in warrant expenses included in SGA as well as a reduction in other administrative expenses.

CASH FLOW AND CASH POSITION

Cash and cash equivalents increased by (euro) 34.8 million (US$ 42.0 million) in the first nine months of 2005. Excluding the proceeds of the private placement in May, the net decrease in cash amounted to (euro) 15.3 million (US$ 18.4 million), compared to a net decrease in cash over the first nine months of 2004 of (euro) 5.7 million ($US 6.9 million). Crucell raised (euro) 50.1 million net in a private equity offering priced at (euro) 14.50 per share in May 2005.

Net cash used in operating activities in the first nine months of 2005 was
(euro) 13.9 million (US$ 16.7 million), compared to (euro) 0.5 million (US$ 0.6 million) in the same period in 2004. Changes in working capital increased the cash used in operating activities.

Cash used in investing activities amounted to (euro) 7.8 million (US$ 9.4 million). This includes a (euro) 6.8 million (US$ 8.2 million) progress payment on a production facility under construction for which the Company plans to enter into a capital lease during the fourth quarter.

The Company's cash position was (euro) 111.5 million (US$ 134.3 million) on September 30, 2005.

OTHER

Crucell options began trading in Europe on Euronext.liffe on September 21, 2005. Crucell options are also traded on the AMEX, Chicago Board Options Exchange
(CBOE) and Pacific stock exchanges.

Note: Euros are converted to US Dollars at the September 30, 2005 exchange rate of 1.2048 US$ per 1.0 (euro).


ABOUT CRUCELL
Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria, West Nile virus and rabies. The company's development programs include collaborations with: sanofi pasteur for influenza vaccines; the U.S. National Institutes of Health for Ebola and malaria vaccines; and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its PER.C6(R) production technology. The company also licenses its PER.C6(R) technology to the biopharmaceutical industry. Licensees and partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 14, 2005, and the section entitled "Risk Factors". The Company prepares its financial statements under generally accepted accounting principles in the United States.

Crucell N.V.
Leonard Kruimer
Chief Financial Officer
Tel. +31-(0)71-524 8722
l.kruimer@crucell.com

Harry Suykerbuyk
Director Investor Relations and Corporate Communications
Tel. +31-(0)71-524 8718
h.suykerbuyk@crucell.com

For Crucell in the U.S.
Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

   OCTOBER 18, 2005                                /s/ LEON KRUIMER
------------------------               -----------------------------------------
        (Date)                                      Leon Kruimer
                                              Chief Financial Officer